Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Call of the 4th quarter 2016 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company is to hold a conference call today, February 08, 2017, on the fourth quarter 2016 result. The information and forecasts presented are based on information available up to the time of the event and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that with respect to the public conference call, Itaú Unibanco Holding provides:

•	Prior to the scheduled starting time (10:30 a.m. in Portuguese and 12:00 p.m. in English, Brasília time):
o	The slides, attached, to be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to BM&FBovespa);
•	Following the scheduled end to the call (12:00 p.m. in Portuguese and 13:30 p.m. in English, Brasília time):
o	Audio replay by calling 5511 31931012 or 5511 28204012, the passwords being 2886528# (Portuguese) and 4283325# (English). The replay will be available immediately following the call until February 14, 2017;
o	The audio format in the Investor Relations site within two hours; and
o	The transcription of the audio replays within a period of five days after the call.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, February 08, 2017.

MARCELO KOPEL

Investor Relations Officer

4th quarter 2016 – Earnings Review Conference Call Roberto Egydio Setubal President and CEO Candido Botelho Bracher Deputy CEO Caio Ibrahim David Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer

Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Itaú Unibanco Holding S.A. 2

Highlights 4Q16 x 3Q16 Recurring Net Income R$5.8 Billion R$5.6 Billion Consolidated+ 4.0% Brazil+ 4.7% Recurring ROE (p.a.) 20.7% 21.7% Consolidated+ 80 bps Brazil+ 90 bps Credit Quality (December -16) NPL 90 3.4% NPL 90 4.2% Consolidated- 50 bps Brazil- 60 bps Financial Margin with Clients: Financial Margin with Clients - Brazil: Financial Margin with theMarket: Financial Margin with the Market - Brazil: Provision for Loan Losses: Provision for Loan Losses - Brazil: Commissions and Fees and Result fromInsurance1: Commissions and Fees and Result from Insurance1 - Brazil: Non-interest Expenses: Non-Interest Expenses - Brazil: Efficiency Ratio: Efficiency Ratio - Brazil: Credit Portfolio (Endorsements and Sureties): Credit Portfolio (Endorsements and Sureties) - Brazil: - 3.9% - 5.3% + 14.0% + 23.5% - 5.6% - 12.0% + 2.1% + 3.1% - 3.6% - 110 bps - 220 bps - 1.1% - 0.2% 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: Results from Brazil consider units abroad ex-Latin America. 3

Highlights 2016 x 2015 Recurring Net Income R$22.1 Billion R$21.2 Billion Consolidated- 7.0% Brazil- 6.7% Recurring ROE (p.a.) 20.3% 21.2% Consolidated- 360 bps Brazil- 320 bps Credit Quality (December -16) NPL 90 3.4% NPL 90 4.2% Consolidated+ 20 bps Brazil+ 30 bps Financial Margin with Clients: Financial Margin with Clients - Brazil: Financial Margin with theMarket: Financial Margin with the Market - Brazil: Provision for Loan Losses: Provision for Loan Losses - Brazil: Commissions and Fees and Result fromInsurance1: Commissions and Fees and Result from Insurance1 - Brazil: Non-interest Expenses: Non-Interest Expenses - Brazil: Efficiency Ratio: Efficiency Ratio - Brazil: Credit Portfolio (Endorsements and Sureties): Credit Portfolio (Endorsements and Sureties) - Brazil: - 2.5% - 0.2% + 0.3% - 5.9% + 9.7% + 6.7% + 4.9% + 5.9% + 4.9% + 230 bps + 160 bps - 11.0% - 9.8% 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: Results from Brazil consider units abroad ex-Latin America. 4

Recurring ROE / Recurring ROA Consolidated ROE / ROA 24.9% 24.5% 24.8% 24.1% 22.1% 19.6% 20.6% 19.9% 20.7% 1.8% 1.7% 1.8% 1.8% 1.6% 1.4% 1.6% 1.6% 1.6% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) Brazil ROE1 25.5% 25.4% 25.1% 24.2% 22.8% 20.7% 21.1% 20.8% 21.7% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Annualized Recurring Return on Average Equity (quarterly) 1 Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 5

Results

In R$ billions	4Q16	3Q16	change	4Q15	change	2016	2015	change
Operating Revenues	**27.4**	**27.6**	**-0.8%**	**28.0**	**-2.2%**	**108.3**	**108.7**	**-0.4%**
Managerial Financial Margin	17.3	17.7	-2.2%	17.8	-2.9%	69.0	70.6	-2.2%
Financial Margin with Clients	15.3	16.0	-3.9%	16.6	-7.5%	62.0	63.6	-2.5%
Financial Margin with Clients (ex-Impairment)	16.6	16.0	3.4%	16.6	-0.2%	63.9	63.7	0.3%
Impairment	(1.3)	(0.1)	-	(0.0)	-	(1.9)	(0.1)	-
Financial Margin with the Market	2.0	1.7	14.0%	1.3	57.0%	7.0	7.0	0.3%
Commissions and Fees	8.0	7.8	2.0%	7.9	1.4%	31.0	29.3	5.7%
Result from Insurance [1]	2.1	2.1	0.1%	2.3	-8.9%	8.3	8.9	-5.7%
Result from Loan Losses	**(4.8)**	**(5.2)**	**-7.8%**	**(4.9)**	**-0.8%**	**(22.4)**	**(19.0)**	**18.0%**
Provision for Loan Losses	(5.8)	(6.2)	-5.6%	(6.4)	-8.5%	(26.2)	(23.8)	9.7%
Recovery of Loans Written Off as Losses	1.0	0.9	6.9%	1.5	-33.4%	3.8	4.9	-22.7%
Retained Claims	**(0.4)**	**(0.4)**	**-2.9%**	**(0.4)**	**-10.5%**	**(1.5)**	**(1.6)**	**-7.0%**
Operating Margin	**22.2**	**22.0**	**0.9%**	**22.7**	**-2.3%**	**84.5**	**88.2**	**-4.2%**
Other Operating Income/(Expenses)	**(13.8)**	**(14.2)**	**-2.4%**	**(13.7)**	**0.6%**	**(53.7)**	**(51.5)**	**4.2%**
Non-interest Expenses	(11.9)	(12.4)	-3.6%	(11.9)	0.2%	(46.6)	(44.4)	4.9%
Tax Expenses and Other [2]	(1.9)	(1.8)	6.1%	(1.8)	2.9%	(7.1)	(7.1)	-0.7%
Income before Tax and Minority Interests	**8.4**	**7.8**	**6.8%**	**9.0**	**-6.8%**	**30.8**	**36.6**	**-16.0%**
Income Tax and Social Contribution	**(2.7)**	**(2.2)**	**23.8%**	**(2.8)**	**-4.8%**	**(8.5)**	**(11.3)**	**-24.3%**
Minority Interests in Subsidiaries	**0.2**	**(0.0)**	**-433.0%**	**(0.4)**	**-139.5%**	**(0.1)**	**(1.5)**	**-95.1%**
Recurring Net Income	**5.8**	**5.6**	**4.0%**	**5.7**	**1.8%**	**22.1**	**23.8**	**-7.0%**
Non Recurring Events	(0.3)	(0.2)	37.3%	(0.1)	266.2%	(0.6)	(0.5)	23.3%
Net Income	**5.5**	**5.4**	**2.7%**	**5.6**	**-1.7%**	**21.6**	**23.3**	**-7.6%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
6

Results – Brazil and Latin America 2016 2015 change In R$ billions Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Operating Revenues 108.3 99.1 9.3 108.7 9 8.2 10.5 -0.4% 0.9% -11.9% Managerial Financial Margin 69.0 62.3 6 .7 70.6 62.9 7.8 -2.2% -0.8% -13.9% Financial Margin with Clients 62.0 56.2 5 .8 63.6 56.4 7.3 -2.5% -0.2% -20.4% Financial Margin with Clients (ex-Impairment) 63.9 58.1 5 .8 63.7 56.4 7.3 0.3% 3.0% -20.4% Impairment (1.9) (1.9) - (0.1) (0.1) - - - - Financial Margin with the Market 7.0 6.1 0 .9 7.0 6.5 0.5 0.3% -5.9% 83.5% Commissions and Fees 31.0 28.5 2 .4 29.3 26.6 2.6 5.7% 7.1% -7.7% Result from Insurance 4 8.3 8.2 0 .1 8.9 8.8 0.1 -5.7% -6.1% 34.2% Result from Loan Losses (22.4) (20.2) (2.2) (19.0) (17.6) (1.4) 18.0% 14.8% 59.2% Provision for Loan Losses (26.2) (23.8) (2.3) (23.8) (22.3) (1.5) 9.7% 6.7% 52.5% Recovery of Loans Written Off as Losses 3.8 3.6 0 .2 4.9 4.7 0.2 -22.7% -23.5% -1.5% Retained Claims (1.5) (1.4) (0.0) (1.6) (1.6) (0.0) -7.0% -7.6% 20.8% Operating Margin 84.5 7 7.4 7.1 88.2 7 9.1 9.1 -4.2% -2.1% -22.6% Other Operating Expenses (53.7) (47.3) (6.4) (51.5) (45.5) (6.0) 4.2% 4.0% 5.7% Non-interest Expenses (46.6) (40.4) (6.2) (44.4) (38.5) (5.9) 4.9% 4.9% 5.4% Tax Expenses and Other 5 (7.1) (6.9) (0.1) (7.1) (7.0) (0.1) -0.7% -1.0% 17.5% Income before Tax and Minority Interests 3 0.8 3 0.1 0.7 36.6 3 3.5 3.1 -16.0% -10.3% -77.5% Income Tax and Social Contribution (8.5) (8.6) 0.1 (11.3) (10.5) (0.8) -24.3% -17.3% -112.1% Minority Interests in Subsidiaries (0.1) (0.2) 0.1 (1.5) (0.4) (1.2) -95.1% -36.9% -112.8% Recurring Net Income 22.1 2 1.2 0.9 23.8 2 2.7 1.1 -7.0% -6.7% -13.4% 1 Includes units abroad ex-Latin America. 2 Latin America information is presented in nominal currency. 3 Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. 4 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 5 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Itaú Unibanco Holding S.A. 7

2016 Forecast [1]

	Consolidated		Brazil [2]	
	Forecast	Actual	Forecast	Actual
Total Credit Portfolio [3]	From -10.5% to -5.5%	-11.0%	From -11.0% to -6.0%	-9.8%
Financial Margin with Clients *	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%
Securities' Impairment	-	R$1.9 bn	-	R$1.9 bn
Result from Loans Losses [4]	Between R$23.0 bn and R$26.0 bn	R$22.4 bn	Between R$21.0 bn and R$24.0 bn	R$20.2 bn
Commissions and Fees and Result from Insurance Operations [5]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%
Non-Interest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

* Excluding impairment, Consolidated Financial Margin with Clients would have increased 0.3% and Brazil's Financial Margin with Clients would have increased 3.0%.

Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 2015 and 1Q16.

[1] Forecast was revised as a consequence of Itaú Chile and CorpBanca merger; [2] Includes units abroad ex-Latin America; [3] Includes endorsements, sureties and private securities; [4] Provision for Loan Losses Net of Recovery of Loans Written Off as Losses; [5] Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Itaú Unibanco Holding S.A.

8

Business Model In R$ billions 20162015change Consolidated Trading Insurance and Services Excess Capital Consolidated Trading Insurance and Services Excess CapitalConsolidatedCreditTradingInsurance and ServicesExcess Capital Operating Revenues 1 08.3 55.1 2.2 48.3 2.7 108.7 5 7.9 2.9 47.8 0.2 -0.4% -4.8% -22.7% 1.0% - Managerial Financial Margin 6 9.0 45.4 2.2 18.7 2.7 7 0.6 48.3 2.9 19.2 0.2 -2.2% -6.1% -23.0% -2.5% - Commissions and Fees 3 1.0 9.8 0.0 21.2 - 2 9.3 9.6 - 19.7 - 5.7% 1.9% - 7.5% - Result from Insurance 1 8 .3 - - 8.3 - 8 .9 - - 8.9 - -5.7% - - -5.7% - Result from Loan Losses (22.4) (22.4) - - - (19.0) (19.0) - - - 18.0% 18.0% - - - Retained Claims (1.5) - - (1.5) - (1.6) - - (1.6) - -7.0% - - -7.0% - Non-interest Expenses and Other Expenses 2 (53.8) (25.9) (0.3) (27.4) (0.1) (53.1) (26.0) (0.4) (26.7) (0.0) 1.3% -0.3% -14.6% 2.7% - Recurring Net Income 22.1 5.3 1.1 13.6 2.1 23.8 8.1 1.5 14.1 0.1 -7.0% -34.2% -26.4% -3.6% - Regulatory Capital 115.6 56.4 3.3 34.3 21.5 106.5 61.0 2.7 41.4 1.3 8.6% -7.6% 22.3% -17.1% - Value Creation 5.6 (3.2) 0.7 8.5 (0.3) 8.2 (0.9) 1.1 8.0 0.0 -31.6% 251.1% -36.5% 5.9% - Recurring ROE 20.3% 9.4% 34.0% 39.5% 9.9% 23.9% 13.3% 56.6% 33.9% 10.1% -360 bps -380 bps -2,250 bps 560 bps -20 bps 1 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 2 Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. Itaú Unibanco Holding S.A. 9

Credit Portfolio In R$ billions, end of period 4Q16 3Q16 change 4Q15 change Individuals 183.4 182.5 0.5% 187.6 -2.2% Credit Card Loans 5 9.0 5 5.7 5.9% 58.5 0.8% Personal Loans 2 6.3 2 7.9 -5.7% 29.0 -9.3% Payroll Loans 4 4.6 4 5.6 -2.2% 45.4 -1.8% Vehicle Loans 1 5.4 1 5.9 -3.3% 2 0.0 -23.1% Mortgage Loans 38.1 3 7.3 2.1% 34.6 10.1% Companies 243.1 244.2 -0.5% 288.4 -15.7% Corporate Loans 1 81.5 1 83.4 -1.0% 2 19.4 -17.3% Very Small, Small and Middle Market Loans 6 1.5 6 0.8 1.3% 69.0 -10.8% Latin America 135.5 141.0 -3.9% 159.3 -14.9% Total with Endorsements and Sureties 562.0 567.7 -1.0% 635.2 -11.5% Corporate - Private Securities 3 6.4 3 7.3 -2.5% 37.4 -2.7% Total with Endorsements, Sureties and Private Securities 598.4 605.1 -1.1% 672.6 -11.0% Total with Endorsements, Sureties and Private Securities (ex-foreign exchange rate variation) 5 98.4 6 02.7 -0.7% 639.5 -6.4% Consolidated Latin America Breakdown In R$ billions, end of period 4Q16 3Q16 change Individuals 43.5 44.0 -1.2% Credit Card Loans 4.5 4.4 2.4% Personal Loans 18.7 19.3 -3.0% Mortgage Loans 20.2 20.3 -0.2% Companies 92.0 97.0 -5.2% Total with Endorsements and Sureties 135.5 141.0 -3.9% In R$ billions, end of period 4Q16% 3Q16 change Argentina 7.1 5.2% 7.0 0.2% Chile 87.4 64.5% 91.1 -4.0% Colombia 26.9 19.9% 29.0 -7.0% Paraguay 5 .9 4.4% 5.9 -0.3% Panama 0 .9 0.7% 1.2 -22.8% Uruguay 7 .2 5.3% 6.8 6.2% Total with Endorsements and Sureties 135.5 100.0% 141.0 -3.9% Obs. Excluding the effect of Foreign exchange variation, the Corporate Loans portfolio would have decreased 1.1% in the quarter and 13.1% in the 12-month period and the Latin America portfolio would have decreased 2.1% in the quarter and 2.2% in the 12-month period. * In 4Q16 Corporate - Private Securities net of impairment reached R$34.4 billion. Itaú Unibanco Holding S.A. 10

Financial Margin with Clients | Annualized average rate 11.1% 12.1% 13.1% 14.0% 14.1% 14.1% 14.1% 14.1% 13.8% 10.4% 10.5% 10.7% 10.9% 10.9% 10.9% 10.8% Ex-Securities’ Impairment With Securities’ impairment (4Q16) 9.9% 9.6% 10.2% 10.6%9,7% 7.8% 7.0% 7.4% 7.4% 7.5% 6.1% 6.8% 5.4% 6.1% 6.8% 7.4% 6,6% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Financial margin with clients - without CorpBanca Risk-adjusted financial margin with clients - without CorpBanca CDI (annualized quarterly rate) Financial margin with clients - with CorpBanca Risk-adjusted financial margin with clients - with CorpBanca 1 Excluding the impact of the securities impairment occurred in 2Q16 in the amount of R$539 million, this ratio would have been 10.0%. Itaú Unibanco Holding S.A. 11

Financial Margin with the Market In R$ billions 0.9 1.2 1.4 1.7 1.7 1.7 1.7 1.6 1.7 5 1 .0 1 .5 1.0 1.9 1.6 2.3 1.3 1.7 1.5 1.7 2.0 1.1 1.9 1.4 2.1 1.2 1.6 1.2 1.5 1.8 (0.0) (0.0) 0.2 0.2 0.1 0.1 0.3 0.3 0.2 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Financial Margin with the Market - Brazil Financial Margin with the Market - Latin America 1-year moving average of Financial Margin with the Market 1 Includes units abroad ex-Latin America; 2 Excludes Brazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Itaú Unibanco Holding S.A. 12

Credit Quality 90-day NPL Ratio - Consolidated - % 5.2 4.9 4.6 4.3 4.0 3.8 3.7 3.6 3.4 3.3 3.6 3.8 3.9 4.4 4.5 4.8 4.2 4.4 4.2 3.9 3.5 3.3 3.2 3.1 3.0 2.9 2.8 3.0 3.0 3.2 3.5 3.6 3.9 3.4 0.8 0.8 0.7 0.7 0.7 0.8 0.7 0.9 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.2 1.2 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Total Brazil1 Latin America2 *Excluding specific economic group effect, the total and Brazil1 NPL ratios (90-day) would have been 3.6% and 4.4% in September 2016, respectively. 90-day NPL Ratio - Brazil 1 - % 7.8 7.3 6.4 5.8 5.3 4.9 4.6 4.4 4.2 4.1 4.0 4.2 4.7 5.6 6.0 6.3 5.8 7.3 7.1 6.8 6.4 6.1 5.8 5.6 5.2 4.9 4.8 4.9 5.4 5.8 6.0 5.9 5.7 5.6 0.4 0.4 0.6 0.6 0.5 0.6 0.7 0.8 0.9 1.1 1.8 1.5 1.1 1.5 1.6 2.8 1.3 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Individuals Corporate Very Small, Small and Middle Market Companies *Excluding specific economic group effect, the NPL ratio (90-day) for corporate segment would have been 1.4% in September 2016. 1 Includes units abroad ex-Latin America. 2 Excludes Brazil. Itaú Unibanco Holding S.A. 13

Credit Quality 15 to 90-day NPL Ratio - Consolidated - % 3.8 4.3 3.6 3.2 3.2 3.1 2.9 2.7 2.6 3.0 3.1 3.2 2.8 3.3 3.6 3.2 2.6 3.6 4.0 3.4 3.0 3.0 3.0 2.7 2.6 2.5 2.9 3.0 3.0 2.6 3.1 3.2 2.9 2.5 1.3 1.5 1.2 1.3 1.2 1.2 1.0 1.4 1.7 1.9 1.8 1.5 1.5 1.8 2.1 2.1 2.3 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Total Brazil1 Latin America2 *Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. 15 to 90-day NPL Ratio - Brazil 1 - % 6.6 7.0 6.2 5.6 4.9 5.1 4.8 4.2 3.8 4.2 4.3 4.2 3.9 4.2 4.2 4.2 3.6 3.4 4.1 3.1 2.6 3.2 2.9 2.6 3.0 3.1 3.6 3.6 3.4 3.9 4.2 4.3 3.8 3.5 0.3 0.7 0.3 0.4 0.8 0.6 0.6 0.5 0.8 1.2 1.4 1.9 0.9 1.5 2.3 1.5 0.7 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Individuals Very Small, Small and Middle Market Companies Corporate 1 Includes units abroad ex-Latin America. 2 Excludes Brazil. Itaú Unibanco Holding S.A. 14

NPL Creation In R$ billions 4.6 5.0 5.5 6.3 5.7 6.0 5.3 6.8 5.3 3.3 3.6 3.9 4.3 4.5 4.3 4.2 4.1 3.8 0.8 1.0 1.4 1.3 1.0 1.5 1.1 2.3 0.8 0.5 0.4 0.3 0.6 0.2 0.3 0.1 0.4 0.8 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5.2 billion and R$0.7 billion in the 3Q16, respectively. Itaú Unibanco Holding S.A. 15

Renegotiated Loan Operations Total Renegotiated Portfolio | Breakdown by Days Overdue 1 (in R$ billion) (Data prior to June/16 do not include CorpBanca) Brazil 2 22.7 23.8 22.9 16.6 19.4 20.0 21.9 23.0 22.7 24.1 25.3 24.3 0.1 0.1 0.1 0.1 0.2 0.4 1.4 1.5 1.5 2.5 2.6 3.1 2.6 2.3 2.2 2.1 1.4 4.2 5.1 5.2 5.8 6.6 6.2 6.1 6.4 5.6 5.4 5.4 5.3 5.7 6.0 6.3 6.8 7.2 7.6 3.9 4.4 4.9 5.3 5.4 5.6 5.6 1.1 6.2 6.4 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Days overdue: measured at the moment of renegotiation 3.9 4.4 4.9 5.3 5.4 5.6 5.6 1.1 6.2 6.4 2.5 2.6 3.1 2.6 2.3 2.2 2.1 1.4 4.2 5.1 5.2 5.8 6.6 6.2 6.1 6.4 5.6 5.4 5.4 5.3 5.7 6.0 6.3 6.8 7.2 7.6 1.8 1.8 1.9 1.9 2.1 2.0 1.9 1.9 1.9 0.1 0.1 0.1 0.1 0.2 0.4 1.4 1.5 1.5 16.6 19.4 20.0 21.9 23.0 22.7 24.1 25.3 24.3 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Latin America 3 When Written-off as a Loss When over 90 days overdue When 31-90 days overdue When up to 30 days overdue When non-overdue 1 Measured at the moment of renegotiation; 2 Includes units abroad ex-Latin America; 3 Excludes Brazil. Itaú Unibanco Holding S.A. 16

Provision for Loan Losses by Segment 4.8 0.8 5.7 5.8 6.0 6.4 7.8 6.3 6.2 5.8 0.3 1.8 1.1 0.4 0.4 0.4 0.4 0.8 0.4 0.4 0.8 3.4 3.5 3.7 4.3 4.6 4.3 4.4 3.9 4.0 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Note: CorpBanca information from 4Q14 to 1Q16 refers to accounting data disclosed. Itaú Unibanco Holding S.A. 17

Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio 192% 199% 187% 212% 206% 210% 215% 204% 222% Without CorpBanca With CorpBanca 100% 95% 90% 100% 97% 102% 104% 104% 104% Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Total Total (Expanded¹) Note: Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca. 1 Expanded Coverage Ratio is calculated from the division of the allowance for loans losses by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Coverage Ratio 462% 345% 562% 185% 228% 231% 164% 159% 162% Dec-15 Sep-16 Dec-16 Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking – Brazil Itaú Unibanco Holding S.A. 18

Allowance for Loan Losses by Type of Risk – Consolidated Allocation of Allowance for Loan Losses by Type of Risk CorpBanca 36.0 39.1 37.4 Potential 15.1 16.6 16.9 Aggravated 7.6 9.3 8.8 Overdue 11.4 13.2 11.8 Dec-15 Sep-16 Dec-16 Expected and/or Potential Loss Related to expected loss in Retail segment and potential loss in Wholesale segment Retail - Brazil1 6.3 Wholesale - Brazil1 8.8 Latin America2 1.8 Renegotiation and overdue loans Related to aggravated risk rating of overdue and renegotiated operations Renegotiations (non-overdue/aggravated) Retail - Brazil1 1.1 4.4 5.5 Wholesale - Brazil1 0.6 1.8 2.4 Latin America2 0.2 0.6 0.8 Overdue operations according to the Brazilian Central Bank Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999 Fully Provisioned Retail - Brazil1 2.8. 6.6 9.4 Wholesale - Brazil1 0.5 1.0 1.5 Latin America2 0.4 0.5 0.9 Regulatory Breakdown 37.4 Complementary Allowance 10.4 Generic Allowance 11.0 Specific Allowance 15.9 Dec-16 Itaú Unibanco Holding S.A. 19

Provision for Loan Losses and NPL Creation In R$ billions 104% 114% 105% 96% 112% 130% 119% 91% 110% 4.8 5.7 5.8 6.0 6.4 7.8 6.3 6.2 5.8 4.6 5.0 5.5 6.3 5.7 6.0 5.3 6.8 5.3 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Provision for Loan Losses NPL Creation NPL Creation Coverage * Excluding specific economic group effect, the NPL Creation Coverage would have been 120% in the 3Q16. 1 NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation. Itaú Unibanco Holding S.A. 20

Private Securities – Corporate Total Private Securities R$36.4 billion Breakdown by Business Sector 16% 23% 13% 8% 5% 6% 7% 4% 4% 4% 3% 2% 1% 1% 1% 1% 1% Energy and water treatment Petrochemical and chemical Services Infrastructure work Transportation Retailers Health care Real estate Financial services Education Electronic and IT Travel and entertainment Media Food and beverage Vehicles and auto parts Mining Other - 2.5% (4Q16/3Q16) - 2.7% (4Q16/4Q15) Risk Concentration Largest Risk 10% 10 largest risks 27% 20 largest risks 37% 50 largest risks 58% 100 largest risks 79% Breakdown by Internal Ratings A-B 81% C-E 10% F-H 9% Change in Private Securities Balance In R$ billions Dec 31, 2015 Dec 31, 2016 Dec 31, 2016 Balance Changes Purchase/Sale Balance Impairment Mark to Market Balance net of impairment and MtM 37.4 -1.0 36.4 -2.0 -0.6 33.8 Itaú Unibanco Holding S.A. 21

Operating Revenues – Insurance and Services In R$ billions 2016 2015 change Commissions and Fees - Total (A + B) 31.0 29.3 5.7% Commissions and Fees (A) 9.8 9.6 2.0% Credit Operations and Guarantees Provided 2.6 2.6 -1.3% Credit Cards 6.3 6.0 4.0% Latin America (ex-Brazil) 0.9 0.9 -2.2% Commissions and Fees (B) 21.2 19.7 7.5% Asset Management 3.0 2.7 12.8% Current Account Services 6.4 5.6 14.0% Credit Operations and Guarantees Provided 1 0.7 0.6 9.1% Collection Services 1.6 1.5 7.8% Credit Cards 5.9 5.5 5.9% Other 2.1 2.1 2.2% Latin America (ex-Brazil) 1.5 1.7 -10.7% Result from Insurance 2 (C) 6.3 6.2 1.1% Managerial Financial Margin (D) 18.7 19.2 -2.5% Operating Revenues 3 - Insurance and Services (B + C + D) 46.2 45.1 2.4% Credit and Trading Insurance and Services 1 Mainly fees from debit card. 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. 3 Operating Revenues – Insurance and Services including the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. Note: In Business Model chart, the Operating Revenues – Insurance and Services considers the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Itaú Unibanco Holding S.A. 22

Non-Interest Expenses In R$ billions 4Q16 3Q16 change 4Q15 change 2016 2015 change Personnel Expenses (1) (4.9) (5.9) -16.7% (4.5) 9.5% (19.7) (17.3) 14.2% Administrative Expenses (4.3) (3.9) 10.8% (4.2) 1.8% (15.8) (15.8) 0.0% Personnel and Administrative Expenses (9.2) (9.7) -5.8% (8.7) 5.8% (35.6) (33.1) 7.4% Operating Expenses (1.2) (1.3) -8.2% (1.5) -22.7% (5.0) (5.4) -6.9% Other Tax Expenses (2) (0.1) (0.1) -5.6% (0.1) 2.7% (0.4) (0.4) 3.5% Latin America (ex-Brazil) (3) (1.5) (1.3) 17.3% (1.6) -8.4% (5.7) (5.6) 2.0% Total (11.9) (12.4) -3.6% (11.9) 0.2% (46.6) (44.4) 4.9% ( - ) Operations Abroad (1.8) (1.6) 13.7% (2.0) -9.2% (7.0) (6.8) 3.4% Total (ex-operations abroad) (10.1) (10.8) -6.2% (9.9) 2.1% (39.6) (37.6) 5.2% ( - ) Extraordinary Events - (1.0) - 0 .1 - (1.0) - - Total (ex-extraordinary events) (11.9) (11.4) 4.5% (12.0) -0.7% (45.7) (44.4) 2.8% 1 In 3Q16, includes expenses related to the collective bargaining agreement in the amount of R$537 million; 2 Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; 3 Does not consider overhead allocation. Itaú Unibanco Holding S.A. 23

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Efficiency Ratio – Consolidated 47.3 46.1 45.0 44.5 44.4 44.5 45.3 46.4 46.7 63.1 62.7 62.3 62.6 63.4 65.6 67.2 68.8 69.2 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Efficiency Ratio - Brazil 1 62.6 61.7 61.3 61.8 62.6 64.5 65.9 67.2 66.8 46.3 44.8 43.7 43.2 43.0 42.8 43.5 44.4 44.6 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) 1 Includes units abroad ex-Latin America Itaú Unibanco Holding S.A. 24

Net Payout Ratio 1,2 • Historical net payout ratio range: between 30% to 35% • Average net payout ratio since the merger3 between Itaú and Unibanco: 31% • For 2016, net payout1,2 will be R$10 billion, which represents 45% of recurring net income New Net Payout Ratio between 35% and 45% Net payout range is subject to changes due to mergers and acquisitions, tax regulation changes, regulatory changes and significant changes in risk-weighted assets (RWA)4. 1 Considers recurring net income; 2 Net payout considers interest on own capital net of withholding income tax (IRRF); 3 From 2009 to 2015; 4 Events that may change net payout described above are not exhaustive, that is, they are examples of situations that may affect payout. Net payout range is subject to changes, but always considering the minimum distribution provided for in our bylaws. Itaú Unibanco Holding S.A. 25

Core Capital Ratio (Common Equity Tier I) Changes in the Core Capital Ratio 14.0% -0.7% 2.6% -1.4% 1.4% -0.6% 0.8% -0.3% 15.8% Common Equity Tier I Dec-15 Deductions Increase in Accordance with Basel III Schedule 2016 Net Income Dividends, Interest on Capital and Other Changes in Stockholders’ Equity Minority Interests Goodwill and Intangible Assets Tax Credits Credit, Market and Operational Riskweighted Assets Common Equity Tier I Dec-16 Full application of Basel III rules │December 31, 2016 15.8% -1.2% 14.6% -0.3% 14.3% -0.7% -0.4% 13.2% 0.8% 14.0% Common Equity Tier I (CET I) Dec-16 1 Deductions Schedule Anticipation 2 CET I with Full Deductions Risk-weighted Assets Rules Anticipation 3 CET I with Fully Loaded Basel III Rules Additional Payment of Interest on Capital scheduled for March 2017 Impact of Citibank Consolidation 4 CET I with Fully Loaded Basel III Rules after Impact of Citibank Consolidation and Additional Payment of Interest on Capital Use of Tax Credits Simulated CET I with Fully Loaded Basel III Rules including the Use of Tax Credits 5 1 The changes in the Core Capital Ratio in 2016 already include the acquisition of the remaining stake in Banco Itaú BMG Consignado. 2 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 3 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019. 4 The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impact based on preliminary information and pending regulatory approvals. 5 Does not consider any reversal of complementary allowance for loan losses. Itaú Unibanco Holding S.A. 26

Historical Performance (1) In R$ ITUB4 without Dividend Reinvestment ITUB4 with Dividend Reinvestment Book Value per Share Dividends/Interest on Own Capital net of Taxes per Share Dec/94 0.59 0.26 0.39 0.01 Dec/16 33.85 33.85 17.75 1.53 12.5 10.3 15.4 17.2 18.9 31.6 27.7 31.5 26.3 26.5 27.0 35.3 32.6 32.1 24.8 21.4 23.5 22.3 19.4 20.9 24.0 23.9 20.3 Average: 23.7 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 ROE Evolution (%) (1) Values adjusted by corporate actions (ex- dividends and ioc) 27

2017 Forecast Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16. Consolidated 1 Brazil 1, 2 Total Credit Portfolio 3 From 0.0% to 4.0% From -2.0% to 2.0% Financial Margin with Clients (ex-Impairment) From -4.0% to -0.5% From -5.0% to -1.5% Result from Loan Losses and Impairment 4 Between R$14.5 bn and R$17.0 bn Between R$12.5 bn and R$15.0 bn Commissions and Fees and Result from Insurance Operations 5 From 0.5% to 4.5% From 0.0% to 4.0% Non-Interest Expenses From 1.5% to 4.5% From 3.0% to 6.0% 1 Considers exchange rate of R$3.50 at Dec-17; 2 Includes units abroad ex-Latin America; 3 Includes endorsements, sureties and private securities; 4 Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; 5 Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Itaú Unibanco Holding S.A. 28

4th quarter 2016 – Earnings Review Conference Call Roberto Egydio Setubal President and CEO Candido Botelho Bracher Deputy CEO Caio Ibrahim David Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer